EXHIBIT 11.1

M.S. Madhava Rao 316, 1st Cross, Gururaja Layout, 7th Block, 4th Phase, BSK 3rd Stage, Bangaluru 560085 Tel No: 91-8861838006 email : mankalr@yahoo.com

Consent of Independent Registered Public Accountant Firm

To The Shareholders and Board of Directors of Global Innovative Platforms, Inc.

We consent to the use in the offering circular of Global Innovative Platforms, Inc., a Delaware corporation constituting a part of this offering statement on Form-1-A/ , of our independent Auditors Report dated December 30, 2024, of the Balance Sheet and the related statements of operations, stockholders’ equity and cash flows for the years ended September 30, 2024 and 2023.

/Sd/M S Madhava Rao

M S Madhava Rao

Chartered Accountant

PCAOB No. 6662

Bengaluru, India

February 12, 2025